December 7, 2009

Via EDGAR and overnight mail

Mr. Tarik Gause

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Re:

Goa Sweet Tours Ltd.

Amendment No. 1 to Registration Statement on Form S-1

Filed November 12, 2009

Filed No. 333-161997

Dear Mr. Gause:

We are counsel to Goa Sweet Tours Ltd. (the “Company” or “our client”).  On behalf of our client, we respond as follows to the Staff’s comments dated December 1, 2009 relating to the above-captioned filing.  Please note that for the Staff’s convenience, we have recited the Staff’s comments and provided the Company’s response immediately thereafter.

Summary, page 2

1.

You refer to “Net Proceeds to Our Company” in the amount of $30,000.  Based upon the fact that 3 million shares of common stock are being offered at a per share price of $0.01, it appears that the $30,000 constitutes the gross proceeds.  In this regard, we note from the Preliminary Prospectus information on page i that the expenses of the offering are estimated at $16,000.  Please revise your disclosures as appropriate or explain to us what the $30,000 proceeds are “net” of.

  We have revised our disclosure on page 2 to indicate that the “Net Proceeds to Our Company” are $14,000.

General

2.

Please continue to consider the updating requirements of Rule 3-12 of Regulation S-X and the dating of accounting consent on an ongoing basis.

We have again considered the updating requirements of Rule 3-12 of Regulation S-X and don’t believe that updated financial statements are required in this amendment.  However, pursuant to a conversation with Kristin Shifflett on December 3, an updated accounting consent is being filed herewith.

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We trust that the foregoing is responsive to the Staff’s comments.  Please do not hesitate to contact me at (212) 752-9700 if you have any questions.

Very truly yours,

/s/ Kristin J. Angelino

Kristin J. Angelino

cc: Chuntan Vernekar

Ick Boga